T.	Rowe Price Index Trust, Inc.

T.	Rowe Price Total Equity Market Index Fund

Effective April 1, 2007, the Total Equity Market Index Fund replaced the Dow Jones Wilshire 5000 Composite Index with the S&P Total Market Index to represent the market as a whole. Therefore, the fund's investment strategy has been revised.

T.	Rowe Price Index Trust, Inc.

T.	Rowe Price Extended Equity Market Index Fund

Effective April 1, 2007, the Extended Equity Market Index Fund replaced the Dow Jones Wilshire 4500 Completion Index with the S&P Completion Index as the index the fund uses to represent small- and mid-capitalization stocks. Therefore, the fund's investment strategy has been revised.